Richard Addison
165 So. Union Blvd., Suite 950
Lakewood, CO 80228
Phone (303) 986-6950
Fax (303) 987-8907
dick.addison@pincock.com

I, Richard Addison, P.E., C. Eng., Eur. Ing., for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated February 26, 2009 (the “Technical Report”).

1.	My residential address is: 857 S. Van Gordon Court, #G207, Lakewood, Colorado 80228.

2.

I graduated from the Camborne School of Mines in England as an Honors Associate in 1964 and subsequently obtained a Master of Science degree in metallurgical engineering from the Colorado School of Mines in 1968. I have practiced my profession continuously since 1964.

3.

I am a Registered Professional Engineer (#3198) in the state of Nevada, USA, a Chartered Engineer in the U.K., and a registered European Engineer in the EU. I am a member of the American Institute of Mining, Metallurgical, and Petroleum Engineers and a member of The Institute of Materials, Minerals and Mining in the U.K.

4.

I have worked as a metallurgical engineer for a total of 44 years since my graduation from university and have been involved in the evaluation and operation of mineral properties for gold, silver, copper, lead, zinc, tin, aluminum, iron, potash, gypsum, limestone, barite, clay, sulfur, pyrite, oil shale, coal, and diamonds in the United States, Canada, Mexico, Dominican Republic, Honduras, Nicaragua, Costa Rica, Panama, Venezuela, Guyana, Peru, Ecuador, Bolivia, Argentina, Chile, Spain, Portugal, Britain, Bulgaria, Indonesia, Papua New Guinea, the Philippines, Japan, Tunisia, Ghana, Zambia, South Africa, Russia, Kyrghyzstan, Brazil, and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the paragraph summarizing ore processing in Section 3.0, Executive Summary; Section 18 Metallurgical Testing and Mineral Processing; those paragraphs covering ore processing in Section 21, Interpretations and Conclusions; Section 25.4, Mineral Processing Plant; and Section 25.7, Product Marketing.

7.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to disclose to make the technical report not misleading.

Pincock, Allen & Holt	REVISED	24.3
90533 February 26, 2009

8.	I am independent of the Issuer in accordance with Section 1.4 of NI 43-101.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Lakewood, Colorado, this 26th day of February 2009

“Richard Addison”

Richard Addison, P.E., C. Eng., Eur. Ing.

Pincock, Allen & Holt	REVISED	24.4
90533 February 26, 2009